Exhibit (c)(4)
CONFIDENTIAL 02 MARCH 2008 PROJECT GAME Discussion Materials Regarding Armadillo

PROJECT TATOO CONFIDENTIAL Disclaimer o This document (the “Document”) has been prepared by Lazard Frères (“Lazard”) and solely as a basis for discussion of the feasibility of certain potential transactions mentioned herein. The Document is for the exclusive use and benefit of its intended recipients and its contents shall be kept strictly confidential and not be disclosed to any person other than its intended recipients o The Document has been prepared by Lazard on the basis of information and forecasts in the public domain. It reflects prevailing conditions and our views as of this date, all of which are subject to change. None of the information on which the Document is based has been independently verified nor audited by Lazard. In preparing this presentation, Lazard has relied upon and assumed the accuracy and completeness of all the information available from public sources o Neither Lazard nor any of its respective shareholders, directors, officers or employees makes any warranty or representation, expressed or implied, concerning the accuracy or completeness of, and none of them shall have any liability with respect to, either the information or the analyses of information contained herein o This presentation is incomplete without reference to, and should be viewed solely in conjunction with, an oral briefing provided by Lazard. Neither this presentation nor any of its contents may be used for any other purpose without the prior written consent of Lazard 1

PROJECT TATOO CONFIDENTIAL Executive Summary o The purpose of this document, based on current available information, is to provide Tatoo with a preliminary assessment of the offer price that could be offered to Armadillo’s minority shareholders, should this option be retained by Tatoo’s Board of Directors o Various valuation methodologies could theoretically be used but given the specific situation of Armadillo (Recovery) and due to the absence of recent business plan or brokers’ projections, we have based our analysis on two NAV approaches, trading comparable multiples and buy out offer premia observed in the US o These valuation methods give implied value range well below the current trading level of Armadillo. Main reasons which could explain the current market value of Armadillo, include: o Speculation on a possible buyout o Lack of liquidity o Misunderstanding of Armadillo’s activity and assets (distribution vs. publishing) and financial condition (default on current loan) o Implicit valuation of NOLs by the market

PROJECT TATOO CONFIDENTIAL Table of Contents I LISTING COMPLIANCE II PRELIMINARY VALUATION MATERIALS IIIKEY LEGAL AND TAX ISSUES TO BE CLEARED IN ORDER TO ASSESS THE ARMADILLO SITUATION

PROJECT TATOO CONFIDENTIAL I Listing Compliance

PROJECT TATOO CONFIDENTIAL Listing compliance o The market value of Armadillo’s publicly held shares has been continuously below $15M (the Nasdaq listing compliance level) since 05-11-2007 o The company has a limited period – until March 20, 2008 – to regain compliance, otherwise Armadillo will be delisted o At current shareholding structure, the minimum share price level to ensure a $15M float value is $2.4/share 3.5 1,400 ($) (x1000 shares) 3.0 1,200 A share price level at $2.4 (i.e market capitalization of $32M) 2.5 would ensure a $15M value for Armadillo’s free float1,000 Remaining period: 2.0 03-03-08 to 20-03-08 800 $1.67 Atari share price ($) % vs. spot 1.5 600 Spot as of 29-02-08 1.67 Average 1 month 1.47 (12%) 1.0 Average 3 months1.42 (15%) 400 Average 6 months 1.88 13% Average 1 year 2.55 53% Max 1 year 5.14 208% 0.5 Min 1 year 0.98 (41%) 200 — -Aug-07 Oct-07 Nov-07 Dec-07 Jan-08 Feb-08 Mar-08 Volume (x1000 shares) Atari Inc ($) Listing compliance level ($)

PROJECT TATOO CONFIDENTIAL II Preliminary valuation materials A VALUATION METHODOLOGY B NET ASSET VALUE ANALYSIS CCOMPARABLE TRADING MULTIPLES D MINORITIES BUY-OUT TRANSACTIONS IN THE US

PROJECT TATOO CONFIDENTIAL Valuation Methodology o The method retained to value Armadillo minority interests are: o Net asset value with a reduced NOLs basis — This approach reflects the situation of a potential buyer following a transaction which will trigger the application of the section 382 of the Internal Revenue Code o Net asset value with full basis of NOLs — This approach assumes either no change of control as per rule 382 or a potential structure which will mitigate the impact of rule 382 — This assumption is theoretical in the current situation to the extent that no clear path has been identified to allow Tatoo to preserve the full NOLs post transaction o Trading comparable multiples — Since Armadillo and its peers are loss making, this approach is limited to EV/Revenues multiples — No specific valuation is attributed to current NOLs in this approach o The above methodology excludes control premium as Tatoo already control c. 52% of Armadillo share capital. For benchmark purposes, the buy-out premiums for the take-private transactions in the US are also shown

PROJECT TATOO CONFIDENTIAL Valuation Methodology (Cont’d) o The following approaches have not been retained at that stage: o Liquidation value — This method has not been retained since the take-private transaction would have for main purpose to allow Tatoo to pursue its operations in the US — This method would in all likelihood result in lower valuation than the NAV approach o Discounted cash flows (DCF) analysis — This method has not been retained since there is no recent business plan of Armadillo available to us and due to the high risks of the recovery plan, any value would be extremely sensitive to the high discount rate retained and the terminal value (the two main contracts of the company are potentially terminated within few years) o Comparable transaction multiples —This method has not been retained due to the absence of recent transactions on assets with a similar business profile than Armadillo

PROJECT TATOO CONFIDENTIAL Valuation Summary EQUITY VALUE ($/SHARE) COMMENTS Average 1 month: $1.47/share Spot as of 29-02-08: $1.67/share o Tax assets valued between $ 0-5 M NAV — Significant loss of -$ 0.50/share -$0.12/share o NOLs significantly limited due to NOLs ownership change (under Section 382 of the Internal Revenue Code) o Tax assets valued between $ 10-15 M, on $0.25/s$0.62/share a going concern basis NAV — Going concern basis -85% -63% o Full value of NOLs (no change of control under the tax regulation ) o Valuation based on EV/Revenues07-08E $0.45/share $0.59/share multiples (09E multiples leading to non- Comparable trading -73% -64% meaningful values) Multiples o EV/ EBITDA and EV/EBIT lead to non-meaningful values $1.67/share $2.15/share o Premiums on minority buy-out in the US : Analysis of US premiums 0% 29% 0 – 29% (1.0) (0.5) — 0.5 1.0 1.5 2.0 2.5 3.0 ($/share) Note: premiums are on spot price as of 29-02-08, i.e $1.67/share o Valuation of Armadillo’s equity through comparable US premiums on minority buy-out outlines a value range of $1.7-2.2 / share o NAV analysis on a going concern basis outlines o A value range of $0.3-0.6 / share, based on recovery of the NOLs o A negative value if NOLs are lost o The comparable trading multiples approach outlines a significant discount over Armadillo’s current share price 9

PROJECT TATOO CONFIDENTIAL II Preliminary valuation materials A VALUATION METHODOLOGY B NET ASSET VALUE ANALYSIS CCOMPARABLE TRADING MULTIPLES D MINORITIES BUY-OUT TRANSACTIONS IN THE US

PROJECT TATOO CONFIDENTIAL

Net Asset Value Analysis

Assets

In $ millions	Balance Sheet (31-12-07)	Reevaluated assets	Depreciation rate	Value	Value/ Atari share[1]	Comments
Cash	5.4		0%	5.4	0.4	
Accounts receivable	16.2		0%	16.2	1.2	*Assumptions to be confirmed*
Inventories, net	7.4		0%	7.4	0.5	
Due from related parties	0.4		0%	0.4	0.0	
Total Prepaid expenses and other current assets	5.6		0%	5.6	0.4	
Total current assets	**34.9**			**34.9**	**2.6**	
Property and Equipment, net of depreciation	6.3		0%	6.3	0.5	*"Petty" equipment, with very low market value*
Total non-current tangible assets	**6.3**			**6.3**	**0.5**	
Test Drive		*-*	*0%*	*-*	*-*	*6-years licence deal announced with IFG*
Total Annihilation		*0.5*	*n.m*	*1.0*	*0.1*	*0.5M€ as per PwC, 2M€ as per IFG estimates*
Deer Hunter		*1.0*	*n.m*	*1.9*	*0.1*	*As per recent offer proposed for the acquisition of Deer Hunter*
All others		*0.3*	*0%*	*0.3*	*0.0*	*As per PwC*
Total value of owned IPs		**1.7**		**3.2**	**0.2**	
Godzilla		*2.5*	*0%*	*2.5*	*0.2*	*As per IFG estimates*
Cooking		*0.4*	*0%*	*0.4*	*0.0*	*As per PwC*
Earthworm		*0.1*	*0%*	*0.1*	*0.0*	*As per PwC*
Jenga		*0.3*	*0%*	*0.3*	*0.0*	*As per PwC*
Total value of in development IPs		**3.3**		**3.3**	**0.2**	
Atari brand licence (North America, until 2013)		2.8	0%	2.8	0.2	*As per PwC*
Tatoo distribution agreement		8.1	0%	8.1	0.6	*As per IFG estimates*
Total intangible assets	**2.2**			**17.3**	**1.3**	
Tax deferred assets	-	11.5	0%	11.5	0.8	*Around 2M$ annual tax economy, see appendix for details*
Total assets	**43.5**			**70.0**	**5.2**	

All rights on TDU have been transferred to Tatoo against an upfront payment of $5M. No royalty stream expected. Residual value beyond 6 years has been neglected

- **Based on Tatoo estimates, tax deferred assets are valued at $11M, under the assumption that following a full integration into Tatoo, Armadillo could be a profitable entity with an annual profit before tax of $6M (detailed valuation in Appendix) in 2010E. This assumption is not accurate for a "stand-alone" valuation**
- **Tatoo distribution agreement is valued at $8M, under the assumption that it will generate $80M annual revenue and $2.9M free cash flows in 2008 (detailed valuation in Appendix)**

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PROJECT TATOO CONFIDENTIAL

Net Asset Value Analysis (Cont'd)

Liabilities

In $ millions	Balance Sheet (31-12-07)	Value/ Atari share[1]
Total assets (revised value)	**70.0**	**5.2**
Accounts payable	10.6	0.8
Total Accrued liabilities	9.3	0.7
Restructuring reserve	1.6	0.1
Royalties payable	3.8	0.3
Third Party Credit Facility - ST	14.0	1.0
Due to related parties	5.3	0.4
Other current liabilities	0.6	0.0
Total Current liablities	**45.2**	**3.4**
Due to related parties - long term	3.0	0.2
Deferred income - long term	5.3	0.4
Other long term liabilities	6.7	0.5
Total Non-Current liablities	**15.0**	**1.1**
Total liabilities	**60.2**	**4.5**
Off-balance sheet items:		
Severance costs	5.0	0.4
Total liabilities + off-balance sheet liabilities	**65.2**	**4.8**

	(M$)	*($/share)*
Assets (revised value)	70.0	5.2
Liabilities (balance sheet value)	(65.2)	(4.8)
Value of Inc	4.8	0.4

[1] *13,478,920 outstanding shares*

VALUE PER SHARE ($/SHARE)

		Deferred tax assets value ($M)				
		5	**10**	**11**	**15**	**20**
Tatoo distrib. agreement value ($M)	**5.0**	(0.4)	0.0	0.1	0.4	0.8
	7.5	(0.2)	0.2	**0.3**	0.6	0.9
	8.1	(0.1)	**0.2**	**0.4**	**0.6**	1.0
	10.0	0.0	0.4	**0.5**	0.8	1.1
	15.0	0.4	0.8	0.9	1.1	1.5

EQUITY VALUE ($M)

		Deferred tax assets value ($M)				
		5	**10**	**11**	**15**	**20**
Tatoo distrib. agreement value ($M)	**5.0**	(4.7)	0.3	1.7	5.3	10.3
	7.5	(2.2)	2.8	**4.2**	7.8	12.8
	8.1	(1.7)	**3.3**	**4.8**	**8.3**	13.3
	10.0	0.3	5.3	**6.7**	10.3	15.3
	15.0	5.3	10.3	11.7	15.3	20.3

- **Preliminary NAV analysis outlines a $5M ($0.4/share) value for Armadillo's equity, i.e a –79% discount to the current share price ($1.67/share)**

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PROJECT TATOO CONFIDENTIAL II Preliminary valuation materials A VALUATION METHODOLOGY B NET ASSET VALUE ANALYSIS CCOMPARABLE TRADING MULTIPLES D MINORITIES BUY-OUT TRANSACTIONS IN THE US

PROJECT TATOO

CONFIDENTIAL

Armadillo's Business Plan (as per presentation by the management to the Board in November 2007)

P&L ($M)

As of 31-03, $ millions	2006A	2007A	2008E	2009E
Revenues	**218.7**	**122.3**	**129.3**	**120.2**
growth (%)		*(44.1%)*	*5.7%*	*(7.0%)*
Gross Margin	**73.2**	**49.7**	**58.1**	**40.2**
margin (%)	*33.5%*	*40.6%*	*44.9%*	*33.4%*
R&D	(51.9)	(30.1)	(12.5)	(2.8)
Selling & Distribution	(43.0)	(25.3)	(26.1)	(19.6)
G&A	(30.4)	(21.8)	(19.5)	(13.2)
Atari trademark licence	(3.1)	(2.2)	(0.5)	(0.4)
EBITDA	**(55.1)**	**(29.7)**	**(0.5)**	**4.2**
margin (%)	*-25.2%*	*-24.3%*	*-0.4%*	*3.5%*
D&A	(5.2)	(3.0)	(1.7)	(1.3)
EBIT	**(60.3)**	**(32.7)**	**(2.2)**	**2.9**
margin (%)	*-27.6%*	*-26.7%*	*-1.7%*	*2.4%*
Net Interest	(0.6)	0.3	-	-
Exceptionals	(8.5)	(48.0)	(6.0)	(2.2)
EBT	**(69.4)**	**(80.4)**	**(8.2)**	**0.7**
Tax	0.4	10.7	(1.0)	(1.0)
Net Income	**(69.0)**	**(69.7)**	**(9.3)**	**(0.3)**
margin (%)	*-31.5%*	*-57.0%*	*-7.2%*	*-0.3%*

Source : 2007 Annual Report, Armadillo estimates

MARKET ITEMS ($M)

In $ millions	
1 month average price as of (21-02-08)	**1,31$**
Number of shares (m)	**13,5**
Market capitalization	**17,7**
Net debt at 31-12-07	**16,9**
financial debts	*22,4*
cash & cash equivalents	*(5,4)*
Minority interest	**0,0**
Enterprise Value	**34,6**

Source : Company, Datastream

IMPLIED MULTIPLES

	2006A	2007A	2008E	2009E
EV / Revenues	**0,16x**	**0,28x**	**0,27x**	**0,29x**
EV / EBITDA	**n.m**	**n.m**	**n.m**	**8,2x**
EV / EBIT	**n.m**	**n.m**	**n.m**	**12,1x**
P/E	**n.m**	**n.m**	**n.m**	**n.m**

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PROJECT TATOO CONFIDENTIAL Comparable Trading Multiples ENTERPRISE VALUE / Revenues EBITDA EBIT Adjusted P/E Cal. as of 31-03 Equity (Nm) 2007A 2008E 2009E 2007A 2008E 2009E 2007A 2008E 2009E 2007A 2008E 2009E Distributors (for illustrative purpose only) Alliance Distributors 7 0.20x n.a n.a n.m n.a n.a n.m n.a ; n.a n.m n.a n.a Navarre 45 0.17x 0.18x 0.16x 4.2x 3.3x 3.1x 6.8x 4.8x 4.4x 16.3x 7.8x 6.6x MEAN 0.19x 0.18x 0.16x 4.2x 3.3x 3.1x 6.8x 4.8x 4.4x 16.3x 7.8x 6.6x Atari 13 0.30x 0.28x 0.31x n.m n.m 8.7x n.m n.m 12.8x n.m n.m &nbs p; n.m Publishers & Distributors SCi Entertainment 45 0.22x 0.22x 0.14x 1.3x 1.3x 0.4x n.m. n.m. 7.1x n.m. n.m. n.m. Midway 132 1.58x 1.48x n.a n.m. n.m. n.a n.m. n.m. n.a n.m. n.m. n.a Take-two 940 1.31x 1.18x 0.95x n.m. 13.8x 6.6x n.m. n.m. 21.6x n.m. n.m. 30.5x Capcom 1,205 2.41x 2.24x 1.91x 14.5x 13.8x 10.6x 18.7x 17.9x 12.8x 32.6x 31.7x 21.2x MEAN 1.38x 1.28x 1.00x 7.9x 9.6x 5.9x 18.7x 17.9x 13.9x 32.6x 31.7x 25.8x Note: — Navarre distribution revenues represents 84% of total revenues — Market capitalization is based on 1 month average share price as of 29-02-08 o A peers group limited to only two distribution-oriented US comparables has been identified

PROJECT TATOO CONFIDENTIAL Comparable Trading Multiples ENTERPRISE VALUE / Revenues EBITDA EBIT Adjusted P/E Cal. as of 31-03 Equity (Nm) 2007A 2008E 2009E 2007A 2008E 2009E 2007A 2008E 2009E 2007A 2008E 2009E Distributors (for illustrative purpose only) Alliance Distributors 7 0.20x n.a n.a n.m n.a n.a n.m n.a ; n.a n.m n.a n.a Navarre 45 0.17x 0.18x 0.16x 4.2x 3.3x 3.1x 6.8x 4.8x 4.4x 16.3x 7.8x 6.6x MEAN 0.19x 0.18x 0.16x 4.2x 3.3x 3.1x 6.8x 4.8x 4.4x 16.3x 7.8x 6.6x Atari 13 0.30x 0.28x 0.31x n.m n.m 8.7x n.m n.m 12.8x n.m n.m &nbs p; n.m Publishers & Distributors SCi Entertainment 45 0.22x 0.22x 0.14x 1.3x 1.3x 0.4x n.m. n.m. 7.1x n.m. n.m. n.m. Midway 132 1.58x 1.48x n.a n.m. n.m. n.a n.m. n.m. n.a n.m. n.m. n.a Take-two 940 1.31x 1.18x 0.95x n.m. 13.8x 6.6x n.m. n.m. 21.6x n.m. n.m. 30.5x Capcom 1,205 2.41x 2.24x 1.91x 14.5x 13.8x 10.6x 18.7x 17.9x 12.8x 32.6x 31.7x 21.2x MEAN 1.38x 1.28x 1.00x 7.9x 9.6x 5.9x 18.7x 17.9x 13.9x 32.6x 31.7x 25.8x Note: — Navarre distribution revenues represents 84% of total revenues — Market capitalization is based on 1 month average share price as of 29-02-08 o A peers group limited to only two distribution-oriented US comparables has been identified

PROJECT TATOO CONFIDENTIAL II Preliminary valuation materials A VALUATION METHODOLOGY B NET ASSET VALUE ANALYSIS CCOMPARABLE TRADING MULTIPLES D MINORITIES BUY-OUT TRANSACTIONS IN THE US

PROJECT TATOO

CONFIDENTIAL

Analysis of Minorities Buy-out Transactions in the US over the last 3 years

Date of announcement	Target	Acquiror	% acquired	Acquirer stake post tender	Equity Value ($M)	Offered premium
12-Nov-07	Cagle's Inc	Existing Management	36%	100%	40	**22%**
23-Oct-07	Waste Industries USA Inc	Macquarie IP; Goldman Sachs	49%	100%	514	**29%**
17-Jul-07	Alfa Corp	Alfa Mutual Insurance Co	45%	100%	1,760	**16%**
23 Feb 2007	Great American Financial Resources Inc	American Financial Group Inc	19%	100%	1,105	**12%**
24-Jan-07	21st Century Insurance Group	American International Group	39%	100%	1,847	**28%**
20-Nov-06	TD Banknorth Inc	TD Bank Financial Group	42%	100%	7,603	**0%**
21-Sep-06	Sport Supply Group Inc	Collegiate Pacific Inc	27%	100%	90	**15%**
10-Oct-06	NetRatings	VNU Group BV	40%	100%	571	**10%**
20-Mar-06	LUKoil OAO	Chaparral Resources Inc	40%	100%	222	**13%**
6-Feb-06	Lafarge North America Inc	Lafarge SA	47%	100%	6,295	**17%**
13-Dec-05	Virbac Corp	Virbac SA	40%	100%	93	**13%**
9-Dec-05	Swisher International Inc	HB Fairview Holdings	33%	100%	15	**2%**
18-Jul-05	Black Rock Acquisition Corp	Obsidian Enterpeises Inc	23%	100%	6	**5%**
25-Mar-05	Vestin Group Inc	Management Group (Michael Shustek)	19%	100%	7	**2%**
21-Feb-05	Eon Labs Inc	Novartis AG	35%	100%	2,858	**18%**
18-Jan-05	UnitedGlobalCom Inc	Liberty Media International Inc	47%	100%	7,596	**3%**
14-Sep-04	Rag Shops Inc	Sun Capital Partners Inc	44%	100%	21	**1%**
1-Sep-04	Southern Security Life Insurance	Security National Financial Corp	23%	100%	8	**14%**
2-Aug-04	Cox Communications Inc	Cox Enterprises Inc	38%	100%	20,213	**16%**
25-Jun-04	Edelbrock Corp	Management Group	49%	100%	92	**23%**
			MEAN			**13%**
			MEDIAN			**14%**
			MIN			**0%**
			MAX			**29%**

Source: Dealogic

- **Analysis of transactions involving minorities buy-out in the US over the last years outlines an average premium of around +13% over last trading price before announcement**
- **The application of this average premium to Armadillo's last closing price ($1.67/share as of 29-02-08) outlines a value per share of around $1.89**

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PROJECT TATOO CONFIDENTIAL III Key legal & tax issues to be cleared in order to assess the Armadillo situation (Morrison & Foerster analysis)

PROJECT TATOO CONFIDENTIAL Key legal issues oMorrison & Foerster has conducted a separate analysis covering inter-alia the following topics: o Potential change of control clause or similar mechanisms likely to be triggered in the sublicense agreements between Funimation and armadillo o Potential consequences of the private placement agreement with Coghill o Potential consequences of a change of ownership on existing NOLs at Armadillo’s level o Status of Armadillo’s current financing

PROJECT TATOO CONFIDENTIAL Appendix A VALUATION OF DEFERRED TAX ASSETS B VALUATION OF TATOO DEVELOPMENT AGREEMENT C TRADING COMPARABLES SHORT PROFILES

PROJECT TATOO CONFIDENTIAL
Valuation of Deferred Tax Assets on a going concern basis but combined ith Tatoo operations [theoretical w analysis]
oMethodology as per conversation with Tatoo 05Profit Before Tax: — 2009E: $0.7M — 2010E: $6.0M 05Tax rate: 40.0% 05Discount rate: 15% (in line with pricing assumptions retained for Tatoo’s Orane issue) 051 OLs basis N unchanged
DISCOUNTED TAX GAINS ($M)
In $ M 2009E 2010E 2011E 2012E 2013E 2014E 2015E 2016E 2017E 2018E 2019E 2020E2021E 2022E 2023E 2024E 2025E 2026E 2027E 2028E
Profit before tax 0,7 6,0 9,0 1,8 2,7 3,8 4,9 5,9 6,5 6,8 7,2 7,5 7,9 8,3 8,7 9,1 9,6 10,1 10,6 11,1 growth (%) 50% (80%) 50% 40% 30% 20% 10% 5% 5% 5% 5% 5% 5% 5% 5% 5% 5% 5%
Tax gain 0,3 2,4 3,6 0,7 1,1 1,5 2,0 2,4 2,6 2,7 2,9 3,0 3,2 3,3 3,5 3,7 3,8 4,0 4,2 4,4 tax rate (%) 40,0% 40,0% 40,0% 40,0% 40,0% 40,0% 40,0% 40,0% 40,0% 40,0% 40,0% 40,0%40,0% 40,0% 40,0% 40,0% 40,0% 40,0% 40,0% 40,0%
Discounted Value 11,5 Discount rate 15%
Present Value of Tax Gains
WACC 11,5 11,0% 13,0% 15,0% 17,0% 19,0% 4 10,8 9,1 7,7 6,6 5,8 5 13,4 11,3 9,6 8,2 7,1 PBT 6 16,1 13,5 11,5 9,8 8,5 ($M) 7 18,7 15,7 13,3 11,4 9,9 8 21,4 17,9 15,2 13,0 11,3
Source : Tatoo estimates

PROJECT TATOO CONFIDENTIAL Appendix A VALUATION OF DEFERRED TAX ASSETS B VALUATION OF TATOO DISTRIBUTION AGREEMENT CTRADING COMPARABLES SHORT PROFILES

PROJECT TATOO CONFIDENTIAL Valuation of Tatoo Distribution Agreement o Methodology as per conversation with Tatoo o Distribution revenues: $80M o Agreement viable up to 2010E o Armadillo’s margin: 30% of revenues o Armadillo’s expenses: 80% of margin o Discount rate: 15% (in line with pricing assumptions retained for Tatoo’s Orane issue) DISCOUNTED CASH FLOWS ($M) In $M 2008E 2009E 2010E Revenues80 100 120 growth (%) 25,0% 20,0% as % of total revenues 62% 83% n.a Atari’s Margin 24 30 36 margin (%) 30,0% 30,0% 30,0% Atari’s expenses (19) (24) (29) in % of margin (%) 80,0% 80,0% 80,0% Profit before tax 5 6 7 Tax (2) (2) (3) tax rate (%) 40,0% 40,0% 40,0% Free Cash Flows 3 4 4 WACC 11,0% 13,0% 15,0% 17,0% 19,0% Value 8,7 8,4 8,1 7,8 7,5 Source : Tatoo estimates

PROJECT TATOO CONFIDENTIAL Appendix A VALUATION OF DEFERRED TAX ASSETS B VALUATION OF TATOO DISTRIBUTION AGREEMENT CTRADING COMPARABLES SHORT PROFILES

PROJECT TATOO CONFIDENTIAL

Navarre
Business overview

BUSINESS DESCRIPTION

- Navarre is a distributor (84% of revenues) and publisher (16% of revenues) of physical and digital home entertainment and multimedia products, including PC software, CD audio, DVD video, video games and accessories
- Since inception in 1983, the company established distribution relationships with major retailers including Best Buy, Wal-Mart/Sam's Club, Circuit City, Staples and Costco, and have historically distributed to over 19,000 retail and distribution centre locations throughout the United States and Canada
- Historically, Navarre's business has focused on providing distribution services for third party vendors. Over the past several years, the company have expanded its business to include the licensing and publishing of home entertainment and multimedia software content, primarily through the acquisitions of software publishers in selected markets
- Through its **distribution** business, Navarre distributes goods that are provided by PC software and video game publishers and developers, independent music labels, major music labels, and independent and major motion picture studios
- Through its **publishing** business, which generally has higher gross margins than its distribution business, the company owns or licenses various PC software, CD audio and DVD video titles
- On May 31, 2007, the Company announced that it has entered into an agreement to sell its independent music distribution business, Navarre Entertainment Media, Inc. ("NEM"), to KOCH Entertainment for $6.5 million in cash

Source : Company

MAJOR PRODUCTS AND SERVICES

PRODUCTS & SERVICES	BRANDS
▪ Computer games ▪ Entertainment software ▪ DVD video ▪ CD audio	▪ Encore: *Encore publisher titles in the education, productivity, kids and games software categories* ▪ BCI: *BCI is a developer, licensor, packager and marketer of entertainment video and audio products* ▪ Funimation: *FUNimation is the leading content provider in the United States market for anime, which it licenses from Japanese rights holders, and translates and adapts the content for television programming and home videos*

Source : Company

STRATEGY

- **Acquisitions of Attractive Content:** Expand its publishing business through the acquisition or licensing of well-established titles or other attractive content
- **Distribute a Broader Range and Larger Volume of Products:** Distribute a broader range and larger volume of home entertainment and multimedia products to its retail customers by providing a broad selection of products and capitalizing on its customer relationships
- **Integrating Technology and Systems with Retailers:** Enhance the link in the supply chain between the company and its vendors and retail customers
- **Providing Value-Added Services**

Source : Company

26 | LAZARD

Navarre Key Financials P&L ITEMS (IN $M) MARKET ITEMS (IN $M) As of 31-03, $ millions 2007A 2008E 2009E In $ millions ($m) Revenues 698.4 672.0 715.7 1 month average price 1.79$ growth (%) Number of shares (m) 36.2 Market capitalisation 64.7 Gross Margin 116.7 112.9 121.7 Net debt at 30-09-07 51.6 margin (%) 16.7% 16.8% 17.0% financial debts 53.0 cash & cash equivalents (1.4) Selling & Distribution (41.1) (37.4) (41.0) G&A (43.7) (40.1) (43.0) Minority interest 0.0 Others (3.7) (0.1) (0.1) Enterprise Value 116.3 EBITDA 28.3 35.3 37.6 margin (%) 4.0% 5.3% 5.3% Source : Datastream as of 21/02/2008 D&A (11.0) (11.0) (11.0) EBIT 17.3 24.3 26.6 margin (%) 2.5% 3.6% 3.7% IMPLIED MULTIPLES Net Interest (9.9) (6.6) (6.0) 2007A 2008E 2009E Others (0.5) 0.2 — EV / Revenues 0.17x 0.17x 0.16x EBT 6.9 17.9 20.6 EV / EBITDA 4.1x 3.3x 3.1x Tax (2.9) (9.5) (10.6) Net Income4.1 8.4 10.0 EV / EBIT 6.7x 4.8x 4.4x margin (%) 0.6% 1.3% 1.4% P/E 15.9x 7.7x 6.4x Source : 2007 Annual Report, Brokers

PROJECT TATOO CONFIDENTIAL

Alliance Distributors

Business overview

BUSINESS DESCRIPTION

- Alliance Distributors Holding Inc. is a leading wholesale distributor of video game consoles and video game peripherals, accessories and software
- The company has a direct relationship with Sony and also a direct distributors for approximately 75 third-party vendors (including Electronic Arts Inc., Take Two Interactive Software, Inc. and THQ Inc.) of accessories and software for video games
- Alliance's inventory is one of the largest in the video game industry with over 5000 titles
- In September 2006, Alliance Distributors acquired Fotp Electric Supply, a US based distributor of consumer electronics, for $75m
- Alliance Distributors only operates in North America

Source : Company

BOARD & MANAGEMENT

Management	TITLE
Humbert B. Powell, III	*Chief Executive Officer*
Andre Muller	*Chief Operating Officer*
Stephen Agress	*Chief Financial Officer*

Board	TITLE
Jay Gelman	*Chairman*
Andre Muller	*Director of the Board*
Steven H. Nathan	*Board Member*
Thomas Vitiello	*Board Member*

Source : Company

SHAREHOLDERS


Others
34.1%
Jay Gelman
28.5%
STG Strategy
Partners
17.6%
James S.
Corfman
11.2%
Francis
Vegliante
8.6%

Source : Lionshare

SHARE PRICE


Share Price (in $)
Volume (in thd)
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
3,500
3,000
2,500
2,000
1,500
1,000
500
-
82.0%
5.3%
Jan-07
Mar-07
May-07
Jul-07
Sep-07
Nov-07
Jan-08
Volume Alliance Distributors ('000)
Alliance Distributors ($)
Nasdaq 100 rebased

Source : Datastream

28 LAZARD

Alliance Distributors Key Financials P&L ITEMS (IN $M) MARKET ITEMS (IN $M) As of 31-12, $ millions 2005A 2006A In $ millions ($m) Revenues 58.7 70.3 1 month average price 0.21$ growth (%) 19.9% Number of shares (m) 49.0 Market capitalisation 10 Gross Margin 5.9 6.9 margin (%) 10.1% 9.8% Net debt at 30-06-07 4 financial debts5 SG&A (5.2) (6.2) cash & cash equivalents (0) EBITDA 0.7 0.7 Minority interest -margin (%) 1.3% 1.0% Enterprise Value 15 D&A (0.1) (0.1) EBIT 0.6 0.5 margin (%) 1.1% 0.8% Source : Datastream as of 21/02/2008 Net Interest (0.5) (0.8) EBT 0.1 (0.3) Tax 0.1 0.0 IMPLIED MULTIPLES Net Income 0.2 (0.2) margin (%) 0.3% -0.3% 2005A 2006A Minority Interest — — EV / Revenues 0,25x 0,21x Net Income grp share 0.2 (0.2) margin (%) 0.3% -0.3% EV / EBITDA n.m. n.m. EV / COI n.m. n.m. P/En.m. n.m. Source : 2007 Annual Report